SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934




                         American Commercial Lines Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    025195207
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                                 (CUSIP Number)

                                  May 27, 2008
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  025195207
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):
                        Marc C. Cohodes
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                     (b)
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned
  by Each Reporting Person With:     (5)  Sole Voting Power:         2,534,530*
                                          --------------------------------------
                                     (6)  Shared Voting Power:               0
                                          --------------------------------------
                                     (7)  Sole Dispositive Power:    2,534,530*
                                          --------------------------------------
                                     (8)  Shared Dispositive Power:          0
                                          --------------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                2,534,530*
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(10) Check if  the Aggregate  Amount in  Row (9) Excludes  Certain  Shares  (See
     Instructions):   N/A
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(11) Percent of Class Represented by Amount in Row (9):   5.0%*
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(12) Type of Reporting Person (See Instructions):  IN
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* Based on 50,439,413 shares of common stock, par value $0.01 per share ("Common
Stock"), of American Commercial Lines Inc. (the "Company"), outstanding as of April 21, 2008, as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2008. As of May 27, 2008, Copper River Partners, L.P., a New York limited partnership ("Copper River"), and the other investment funds and accounts over which Marc C. Cohodes holds investment control and voting control with respect to their investments (collectively, the "Funds"), held in the aggregate 2,534,530 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"). Mr. Cohodes by virtue of his position as
(i) the managing partner of Copper River, and (ii) the President of Copper River Management, L.P., the investment advisor to the Funds, possesses the sole power to vote and the sole power to direct the disposition of all securities held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cohodes, as of May 27, 2008, is deemed to beneficially own 2,534,530 shares of Common Stock, or 5.0% of those shares of Common Stock deemed issued and outstanding as of that date.

Item 1(a). Name Of Issuer:  American Commercial Lines Inc.

Item 1(b). Address of Issuer's Principal  Executive Offices:
           1701 East Market Street, Jeffersonville, Indiana 47130

Item 2(a). Name of Person Filing:  Marc C. Cohodes

Item 2(b). Address  of  Principal  Business  Office  or,  if  None,  Residence:
           c/o Copper River Management, L.P., 12 Linden Place, Second Floor, Red Bank, New Jersey 07701

Item 2(c). Citizenship:  United States

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e). CUSIP No.:  025195207


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

                  Not Applicable.


Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of May 27, 2008):         2,534,530*

         (b)  Percent of Class (as of May 27, 2008):                       5.0%*

         (c)  Number of Shares as to which such person has:

              (i) Sole power to vote or to direct the vote:           2,534,530*

             (ii) Shared power to vote or to direct the vote:                 0

            (iii) Sole power to dispose or to direct the
                  disposition of:                                     2,534,530*

             (iv) Shared power to dispose or to direct the
                  disposition of:                                             0

-------------
* Based on 50,439,413 shares of common stock, par value $0.01 per share ("Common Stock"), of American Commercial Lines Inc. (the "Company"), outstanding as of April 21, 2008, as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2008. As of May 27, 2008, Copper River Partners, L.P., a New York limited partnership ("Copper River"), and the other investment funds and accounts over which Marc C. Cohodes holds investment control and voting control with respect to their investments (collectively, the "Funds"), held in the aggregate 2,534,530 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"). Mr. Cohodes by virtue of his position as
(i) the managing partner of Copper River, and (ii) the President of Copper River Management, L.P., the investment advisor to the Funds, possesses the sole power to vote and the sole power to direct the disposition of all securities held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cohodes, as of May 27, 2008, is deemed to beneficially own 2,534,530 shares of Common Stock, or 5.0% of those shares of Common Stock deemed issued and outstanding as of that date.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     June 4, 2008


                                     /s/ Marc C. Cohodes
                                     -------------------------------------------
                                     Marc C. Cohodes,  as  the  managing partner
                                     of Copper River Partners, L.P. and the
                                     President of Copper River Management, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                 Federal criminal violations (See 18 U.S.C. 1001)